Exhibit 99.1

Prenetics Announces Third Quarter 2023 Financial Results

HONG KONG, November 20, 2023 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading genomics-driven health sciences company, today announced financial results for the third quarter ended September 30, 2023, along with recent business updates.

Third Quarter 2023 Financial Highlights

•	Revenue from continuing operations of US$4.9 million

•	Adjusted EBITDA from continuing operations of US$(6.4) million

•

Cash and other short-term assets[1] of US$105.2 million as of September 30, 2023; with an additional $79.1 million of cash with Insighta, our 50/50 joint venture in early cancer detection with Professor Dennis Lo

“During the third quarter, we made further progress on our transformation. The recent completion of the reverse stock split also addressed any uncertainty regarding our listing status. We believe there are significant opportunities with our consumer health and clinical oncology business units, and are making investments to address these significant opportunities. With the strong cash position and a strong team, we are confident in our pathway to deliver growth and value.” said Danny Yeung, Chief Executive Officer and Co-Founder of Prenetics.

Recent Highlights

•	Completion of reverse stock split at a ratio of 1-for-15 on November 14, 2023, to bring the Company into compliance with the minimum US$1.00 per share requirement for continued listing on NASDAQ

•	ACT Genomics launched ACTLiquid, a 500-gene comprehensive genomic profile “liquid” biopsy test

•

Cost reduction and restructuring progressed as planned, with business units CircleDNA and ACT Genomics expected to achieve EBITDA breakeven by the end of the year, which will be the first time in company history.

•	Insighta’s 500-participants clinical trial for early cancer detection is in progress, and is expected to have full results for publication in the first half of 2024

About Prenetics

Prenetics (NASDAQ:PRE), a leading genomics-driven health sciences company, is revolutionizing prevention, early detection, and treatment. Our prevention arm, CircleDNA, uses whole exome sequencing to offer the world’s most comprehensive consumer DNA test. Insighta, our US$200 million joint venture with renowned scientist Prof. Dennis Lo, underscores our unwavering commitment to saving lives through pioneering multi-cancer early detection technologies. Insighta plans to introduce Presight for lung and liver cancers in 2025, and to expand with Presight One for 10+ cancers in 2027. Lastly, ACT Genomics, our treatment unit, is the first Asia-based company to achieve FDA clearance for comprehensive genomic profiling of solid tumors via ACTOnco. Each of Prenetics’ units synergistically enhances our global impact on health, truly embodying our commitment to ‘enhancing life through science’. To learn more about Prenetics, please visit www.prenetics.com

[1]

Represents current assets, including cash and cash equivalents totaling US$71.3 million, financial assets at fair value through profit or loss of US$13.6 million, and trade receivables of US$4.5 million, amongst other accounting line items under current assets. Insighta is accounted for using equity method and is not consolidated in the results of Prenetics.

Investor Relations Contact:

investors@prenetics.com

Forward-Looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of the Company, and growth opportunities are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which involve inherent risks and uncertainties, therefore they should not be relied upon as being necessarily indicative of future results. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: the Company’s ability to further develop and grow its business, including new products and services; its ability to execute on its new business strategy in genomics, precision oncology, and specifically, early detection for cancer; the results of case control studies and/or clinical trials; and its ability to identify and execute on M&A opportunities, especially in precision oncology. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described in the “Risk Factors” section of the Company’s most recent registration statement and the prospectus therein, and the other documents filed by the Company from time to time with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Basis of Presentation

Unaudited Financial Information and Non-IFRS Financial Measures has been provided in the financial statements tables included at the end of this press release. An explanation of these measures is also included below under the heading “Unaudited Financial Information and Non-IFRS Financial Measures.”

Unaudited Financial Information and Non-IFRS Financial Measures

To supplement Prenetics’ consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), the Company is providing non-IFRS measures, adjusted EBITDA from continuing operations, adjusted gross profit from continuing operations and adjusted (loss)/profit attributable to equity shareholders of Prenetics. These non-IFRS financial measures are not based on any standardized methodology prescribed by IFRS and are not necessarily comparable to similarly-titled measures presented by other companies. Management believes these non-IFRS financial measures are useful to investors in evaluating the Company’s ongoing operating results and trends.

Management is excluding from some or all of its non-IFRS results (1) Employee equity-settled share-based payment expenses, (2) depreciation and amortization, (3) finance income and exchange gain or loss, net, and (4) certain items that may not be indicative of our business, results of operations, or outlook, including but not limited to non-cash and/ or non-recurring items. These non-IFRS financial measures are limited in value because they exclude certain items that may have a material impact on the reported financial results. Management accounts for this limitation by analyzing results on an IFRS basis as well as a non-IFRS basis and also by providing IFRS measures in the Company’s public disclosures.

In addition, other companies, including companies in the same industry, may not use the same non-IFRS measures or may calculate these metrics in a different manner than management or may use other financial measures to evaluate their performance, all of which could reduce the usefulness of these non-IFRS measures as comparative measures. Because of these limitations, the Company’s non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the non-IFRS reconciliations provided in the tables captioned “Reconciliation of loss from operations from continuing operations under IFRS and adjusted EBITDA from continuing operations (Non-IFRS)”, “Reconciliation of gross profit from continuing operations under IFRS and adjusted gross profit from continuing operations (Non-IFRS)” and “Reconciliation of (loss)/profit attributable to equity shareholders of Prenetics under IFRS and adjusted (loss)/profit attributable to equity shareholders of Prenetics (Non-IFRS)” set forth at the end of this document.

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of financial position

(Expressed in United States dollars unless otherwise indicated)

	September 30,	June 30,	December 31,
	2023	2023	2022
	$	$	$
Assets
Property, plant and equipment	8,546,350	10,031,570	13,102,546
Intangible assets	13,674,683	14,101,566	14,785,875
Goodwill	33,800,276	33,800,276	33,800,276
Interests in equity-accounted investees	99,139,788	559,193	788,472
Financial assets at fair value through profit or loss	10,002,442	—	—
Deferred tax assets	27,715	7,631	243,449
Deferred expenses	5,335,829	7,097,641	6,307,834
Other non-current assets	700,710	741,816	1,292,462

Non-current assets	171,227,793	66,339,693	70,320,914

Deferred expenses	8,283,981	8,588,431	4,577,255
Inventories	3,290,184	3,768,880	4,534,072
Trade receivables	4,476,843	5,636,969	41,691,913
Deposits, prepayments and other receivables	4,145,935	5,594,273	6,889,114
Amount due from a related company	7,662	—	—
Amount due from an equity-accounted investee	137,161	138,781	—
Financial assets at fair value through profit or loss	13,593,201	13,593,201	17,537,608
Short-term deposits	16,000,000	—	19,920,160
Cash and cash equivalents	55,251,807	177,179,297	146,660,195

Current assets	105,186,774	214,499,832	241,810,317

Total assets	276,414,567	280,839,525	312,131,231

Liabilities
Deferred tax liabilities	2,614,699	2,694,720	3,185,440
Warrant liabilities	895,400	1,822,139	3,574,885
Lease liabilities	3,062,803	3,255,461	3,763,230
Other non-current liabilities	717,461	823,082	949,701

Non-current liabilities	7,290,363	8,595,402	11,473,256

Trade payables	3,513,463	4,226,392	7,291,133
Accrued expenses and other current liabilities	8,347,371	19,349,105	15,611,421
Contract liabilities	4,504,343	3,703,874	5,674,290
Lease liabilities	2,194,574	2,779,193	2,882,933
Liabilities for puttable financial instrument[2]	13,230,021	13,435,228	17,138,905
Tax payable	8,550,228	8,534,527	8,596,433

Current liabilities	40,340,000	52,028,319	57,195,115

Total liabilities	47,630,363	60,623,721	68,668,371

Equity
Share capital[3]	18,027	15,791	13,698
Reserves	224,417,177	215,291,050	237,050,429

Total equity attributable to equity shareholders of the Company	224,435,204	215,306,841	237,064,127
Non-controlling interests	4,349,000	4,908,963	6,398,733

Total equity	228,784,204	220,215,804	243,462,860

Total equity and liabilities	276,414,567	280,839,525	312,131,231

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of profit or loss and other comprehensive income

(Expressed in United States dollars unless otherwise indicated)

	For the nine months ended
	September 30,	September 30,
	2023	2022
	$	$
		(Restated )
Continuing operations
Revenue	16,465,841	12,586,661
Direct costs	(10,230,937)	(7,892,047)

Gross profit	6,234,904	4,694,614
Other income and other net gain/(losses)	3,725,604	(744,886)
Selling and distribution expenses[4]	(6,334,964)	(3,774,284)
Research and development expenses[4]	(10,158,212)	(4,738,151)
Restructuring costs[5]	—	(1,429,429)
Administrative and other operating expenses[4]	(33,910,726)	(51,848,708)

Loss from operations	(40,443,394)	(57,840,844)
Fair value loss on financial assets at fair value through profit or loss	(3,944,407)	(1,674,184)
Share-based payments on listing[6]	—	(89,546,601)
Fair value loss on preference shares liabilities	—	(60,091,353)
Fair value gain/(loss) on warrant liabilities	2,679,485	(3,301,827)
Share of loss of equity-accounted investees	(170,717)	—
Other finance costs	(151,272)	(3,993,550)

Loss before taxation	(42,030,305)	(216,448,359)
Income tax credit	280,037	3,355,516

Loss from continuing operations	(41,750,268)	(213,092,843)
Discontinued operation
(Loss)/profit from discontinued operation, net of tax[7]	(5,511,375)	21,031,513

Loss for the period	(47,261,643)	(192,061,330)
Other comprehensive income for the period
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of foreign operations	677,474	(7,602,604)

Total comprehensive income for the period	(46,584,169)	(199,663,934)

Loss attributable to:
Equity shareholders of Prenetics	(45,776,458)	(192,061,275)
Non-controlling interests	(1,485,185)	(55)

	(47,261,643)	(192,061,330)

Total comprehensive income attributable to:
Equity shareholders of Prenetics	(44,534,436)	(199,663,879)
Non-controlling interests	(2,049,733)	(55)

	(46,584,169)	(199,663,934)

Loss per share:
Basic	(0.28)	(2.73)
Diluted	(0.28)	(2.73)
Loss per share - Continuing operations:
Basic	(0.24)	(3.03)
Diluted	(0.24)	(3.03)
Weighted average number of common shares:
Basic	164,465,165	70,371,679
Diluted	164,465,165	70,371,679

PRENETICS GLOBAL LIMITED

Unaudited consolidated statements of profit or loss and other comprehensive income

(Expressed in United States dollars unless otherwise indicated)

	For the three months ended
	September 30,	June 30,	September 30,
	2023	2023	2022
	$	$	$
			(Restated )
Continuing operations
Revenue	4,865,522	5,695,579	4,295,343
Direct costs	(3,241,996)	(3,559,119)	(2,367,460)

Gross profit	1,623,526	2,136,460	1,927,883
Other income and other net gain/(losses)	1,096,199	1,406,281	(159,424)
Selling and distribution expenses[4]	(1,662,011)	(2,171,640)	(1,319,305)
Research and development expenses[4]	(3,980,620)	(2,703,038)	(796,688)
Restructuring costs[5]	—	—	(1,429,429)
Administrative and other operating expenses[4]	(10,752,382)	(10,834,043)	(15,240,243)

Loss from operations	(13,675,288)	(12,165,980)	(17,017,206)
Fair value loss on financial assets at fair value through profit or loss	—	(3,944,407)	(14,841)
Fair value gain/(loss) on warrant liabilities	926,739	492,470	(1,762,250)
Share of gain/(loss) of equity-accounted investees	54,567	(112,533)	—
Other finance costs	(42,914)	(51,464)	(110,548)

Loss before taxation	(12,736,896)	(15,781,914)	(18,904,845)
Income tax credit	11,210	245,877	1,384,285

Loss from continuing operations	(12,725,686)	(15,536,037)	(17,520,560)
Discontinued operation
(Loss)/profit from discontinued operation, net of tax[7]	(1,354,767)	(6,671,413)	2,622,321

Loss for the period	(14,080,453)	(22,207,450)	(14,898,239)
Other comprehensive income for the period
Item that may be reclassified subsequently to profit or loss:
Exchange difference on translation of foreign operations	(480,209)	1,794,185	(2,826,668)

Total comprehensive income for the period	(14,560,662)	(20,413,265)	(17,724,907)

Loss attributable to:
Equity shareholders of Prenetics	(13,570,455)	(21,807,573)	(14,898,231)
Non-controlling interests	(509,998)	(399,877)	(8)

	(14,080,453)	(22,207,450)	(14,898,239)

Total comprehensive income attributable to:
Equity shareholders of Prenetics	(14,000,699)	(20,037,819)	(17,724,899)
Non-controlling interests	(559,963)	(375,446)	(8)

	(14,560,662)	(20,413,265)	(17,724,907)

Loss per share:
Basic	(0.08)	(0.14)	(0.21)
Diluted	(0.08)	(0.14)	(0.21)
Loss per share - Continuing operations:
Basic	(0.07)	(0.10)	(0.25)
Diluted	(0.07)	(0.10)	(0.25)
Weighted average number of common shares:
Basic	176,151,516	158,963,468	70,371,679
Diluted	176,151,516	158,963,468	70,371,679

PRENETICS GLOBAL LIMITED

Unaudited Financial Information and Non-IFRS Financial Measures

(Expressed in United States dollars unless otherwise indicated)

Reconciliation of loss from operations from continuing operations under IFRS and adjusted EBITDA from continuing operations (Non-IFRS)

	For the nine months ended
	September 30,	September 30,
	2023	2022
	$	$
		(Restated )
Loss from operations from continuing operations under IFRS	(40,443,394)	(57,840,844)
Employee equity-settled share-based payment expenses	10,632,797	22,597,827
Depreciation and amortization	5,820,321	1,488,992
Other strategic financing, transactional expense and non-recurring expenses	6,064,443	11,447,263
Finance income, exchange gain or loss, net	(3,573,445)	967,707

Adjusted EBITDA from continuing operations (Non-IFRS)	(21,499,278)	(21,339,055)

Reconciliation of gross profit from continuing operations under IFRS and adjusted gross profit from continuing operations (Non-IFRS)

	For the nine months ended
	September 30,	September 30,
	2023	2022
	$	$
		(Restated	)
Gross profit from continuing operations under IFRS	6,234,904	4,694,614
Depreciation and amortization	1,125,897	85,309

Adjusted gross profit from continuing operations (Non-IFRS)	7,360,801	4,779,923

Reconciliation of loss attributable to equity shareholders of Prenetics under IFRS and adjusted (loss)/profit attributable to equity shareholders of Prenetics (Non-IFRS)

	For the nine months ended
	September 30,	September 30,
	2023	2022
	$	$
Loss attributable to equity shareholders of Prenetics under IFRS	(45,776,458)	(192,061,275)
Employee equity-settled share-based payment expenses	10,632,797	28,338,511
Other strategic financing, transactional expense and non-recurring expenses	11,978,883	10,941,228
Share-based payment on listing	—	89,546,601
Fair value loss on preference shares liabilities	—	60,091,353
Fair value (gain)/loss on warrant liabilities	(2,679,485)	3,301,827
Fair value loss on financial assets at fair value through profit or loss	3,944,407	1,674,184
Restructuring costs	—	27,669,598

Adjusted (loss)/profit attributable to equity shareholders of Prenetics (Non-IFRS)	(21,899,856)	29,502,027

PRENETICS GLOBAL LIMITED

Unaudited Financial Information and Non-IFRS Financial Measures

(Expressed in United States dollars unless otherwise indicated)

Reconciliation of loss from operations from continuing operations under IFRS and adjusted EBITDA from continuing operations (Non-IFRS)

	For the three months ended
	September 30, 2023	June 30, 2023	September 30, 2022
	$	$	$
			(Restated)
Loss from operations from continuing operations under IFRS	(13,675,288)	(12,165,980)	(17,017,207)
Employee equity-settled share-based payment expenses	4,394,952	3,296,861	4,637,222
Depreciation and amortization	1,885,127	1,863,626	564,942
Other strategic financing, transactional expense and non-recurring expenses	2,062,142	3,077,902	2,244,351
Finance income, exchange gain or loss, net	(1,103,499)	(1,323,782)	264,339

Adjusted EBITDA from continuing operations (Non-IFRS)	(6,436,566)	(5,251,373)	(9,306,353)

Reconciliation of gross profit from continuing operations under IFRS and adjusted gross profit from continuing operations (Non-IFRS)

	For the three months ended
	September 30, 2023	June 30, 2023	September 30, 2022
	$	$	$
			(Restated)
Gross profit from continuing operations under IFRS	1,623,526	2,136,460	1,927,883
Depreciation and amortization	405,923	335,648	33,523

Adjusted gross profit from continuing operations (Non-IFRS)	2,029,449	2,472,108	1,961,406

Reconciliation of loss attributable to equity shareholders of Prenetics under IFRS and adjusted (loss)/profit attributable to equity shareholders of Prenetics (Non-IFRS)

	For the three months ended
	September 30, 2023	June 30, 2023	September 30, 2022
	$	$	$
Loss attributable to equity shareholders of Prenetics under IFRS	(13,570,455)	(21,807,573)	(14,898,231)
Employee equity-settled share-based payment expenses	4,394,952	3,113,656	5,994,430
Other strategic financing, transactional expense and non-recurring expenses	2,061,178	7,678,799	391,354
Fair value (gain)/loss on warrant liabilities	(926,739)	(492,470)	1,762,250
Fair value loss on financial assets at fair value through profit or loss	—	3,944,407	14,841
Restructuring costs	—	—	27,669,598

Adjusted (loss)/profit attributable to equity shareholders of Prenetics (Non-IFRS)	(8,041,064)	(7,563,181)	20,934,242

[2]

In connection with the acquisition of ACT Genomics, the remaining shareholders of ACT Genomics - representing 25.61% of the fully diluted shareholding of ACT Genomics that Prenetics does not own - were granted put options which allow these remaining shareholders to put their remaining shares to Prenetics under certain conditions. The liabilities arising from such put option are recorded as liabilities for puttable financial instrument, and are valued at the present value of the exercise price of the put option.

[3]	Represents number of authorized and issued shares as follows:

	September 30,	June 30,	December 31,
	2023	2023	2022
Number of authorized shares of $0.0001 each	500,000,000	500,000,000	500,000,000

Number of issued shares	180,271,908	157,905,434	136,983,110

[4]	Includes equity-settled share-based payment expenses (excluding share-based payment on listing) from continuing operations as follows:

	For the nine months ended
	September 30, 2023	September 30, 2022
	$	$
		(Restated	)
Selling and distribution expenses	100,561	79,653
Research and development expenses	2,891,754	1,658,775
Administrative and other operating expenses	7,576,865	20,657,876

Total equity-settled share-based payment expenses (excluding share-based payment on listing)	10,569,180	22,396,304

	For the three months ended
	September 30, 2023	June 30 ,2023	September 30, 2022
	$	$	$
			(Restated	)
Selling and distribution expenses	(3,307)	58,613	48,229
Research and development expenses	1,530,858	874,389	412,928
Administrative and other operating expenses	2,845,319	2,340,502	4,168,498

Total equity-settled share-based payment expenses (excluding share-based payment on listing)	4,372,870	3,273,504	4,629,655

[5]	Includes restructuring costs from continuing operations as follows:

	For the nine months ended
	September 30,	September 30,
	2023	2022
	$	$
		(Restated	)
Impairment of intangible assets	—	725,895
Impairment of goodwill	—	703,534

Total restructuring costs from continuing operations	—	1,429,429

	For the three months ended
	September 30,	June 30,	September 30,
	2023	2023	2022
	$	$	$
			(Restated	)
Impairment of intangible assets	—	—	725,895
Impairment of goodwill	—	—	703,534

Total restructuring costs from continuing operations	—	—	1,429,429

[6]

The acquisition of the net assets of Artisan Acquisition Corp. (“Artisan”) on May 18, 2022 does not meet the definition of a business under IFRS and has therefore been accounted for as a share-based payment. The excess of fair value of Prenetics shares issued over the fair value of Artisan’s identifiable net assets acquired represents compensation for the service of a stock exchange listing for its shares and is expensed as incurred.

[7]

We ceased our COVID-19 testing business entirely in 2023 Q2. As a result, COVID-19 testing business is reported as a discontinued operation under IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. In accordance with IFRS 5, the results of the discontinued operation have been presented separately from the continuing operations in the consolidated statements of profit or loss and other comprehensive income. The comparative information in the consolidated statements of profit or loss and other comprehensive income has also been re-presented to show the results of discontinued operation separately.